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                             November 22, 2023

       Zaichang Ye
       Chief Executive Officer and Director
       SunCar Technology Group Inc.
       c/o Shanghai Feiyou Trading Co., Ltd.
       Suite 209, No. 656 Lingshi Road
       Jing   an District, Shanghai, 200072
       PRC

                                                        Re: SunCar Technology
Group Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed November 17,
2023
                                                            File No. 333-273286

       Dear Zaichang Ye:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 24, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed November 17, 2023

       Cover Page

   1. We note your response to comment 1, as well as your revised disclosure that "[t]he GEM
                                                        Entities may be deemed
as underwriters under the Securities Act of 1933 . . . ." We reissue the comment.
Please revise to name the GEM Entities as underwriters here and in the Plan of
Distribution, by stating that they are underwriters under the Securities Act of
                                                        1933 as opposed to your
disclosure that they "may be deemed as underwriters." For
                                                        guidance, refer to
Securities Act Compliance and Disclosure Interpretation 139.13.
 Zaichang Ye
FirstName LastNameZaichang
SunCar Technology  Group Inc.Ye
Comapany 22,
November  NameSunCar
              2023     Technology Group Inc.
November
Page 2    22, 2023 Page 2
FirstName LastName
       Please contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Elizabeth Fei Chen